SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 15th  August, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                         (Registrant)

Date August 15th , 2005

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release  - August 15, 2005

Second quarterly report, June 30, 2005

Twin Mining reports on the 2005 Brodeur diamond exploration and

Further improved the Atlanta Gold Project economics

During the second quarter Twin Mining commenced the 2005 diamond exploration program to expand the already significant kimberlite potential on its 100% owned 5,075 sq.km Brodeur Diamond property on Nunavut’s Baffin Island by commissioning a 14,600 km airborne horizontal gradiometer magnetic survey and finalizing a Reverse Circulation drilling program.

The 2005, drilling program is designed to investigate the presence and quality of kimberlites in addition to the known Freightrain pipe, Cargo1 pipe, the 1.7km kimberlite corridor and the 3 pipes discovered by Rio Tinto on their property near Twin Mining’s property.

At the Atlanta Gold Project the project design is advancing with the submission of project design revisions to the US Forest Service, the lead agency in the Environmental Impact Statement process.   These revisions improved further the project economics.

A complaint by the Idaho Conservation League regarding the effluent discharge from a historical adit from the early 1900’s underground Atlanta Gold Mine was addressed with specific Environmental Protection Agency (EPA) approved measures. A system designed to treat this historical discharge on an ongoing basis was tested.

Twin Mining is committed to seek and evaluate strategic and capital market alternatives to unlock the value of its significant assets. The Company has retained Research Capital Corporation to consider a number of transactions to increase the visibility of its diamond and gold assets. Twin Mining closed a $1.1 million financing on July 26, 2005 by way of a non-brokered private placement of flow-through shares at $0.18 a share and non-flow-through common share units @ $0.18 a share and a half of one common share warrant. Each full warrant is exercisable for two years at $0.24 per share.

During the second quarter, Twin Mining has mandated Investec Bank (UK) Limited to arrange US$33 million of limited recourse project debt to build the 100% owned Atlanta Gold Mine in the historic mining region near Boise, Idaho, U.S.A.

For further information contact:

For Renmark Financial Communications

Hermann Derbuch, P.Eng.,                                           Cameron: tcameron@renmarkfinancial.com

Chairman, President & CEO                                         Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 777-0013   Fax: (416) 777-0014

               Media - Cynthia Lane: clane@renmarkfinancial.com

E-mail: info@twinmining.com                                     Tel.: (514) 939-3989 www.renmarkfinancial.com